Mail Stop 6010
      November 18, 2005

Michael R. Davin
Cynosure, Inc.
5 Carlisle Road
Westford, MA 01886

Re:	Cynosure, Inc.
      Registration Statement on Form S-1
      Amendment No. 2
      Filed November 14, 2005
	File No. 333-127463

Dear Mr. Davin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legality Opinion

1. We note the penultimate paragraph disclaiming any obligation to update the opinion. If the language is retained, file a revised opinion as an exhibit on the date that the registration statement is to be declared effective, and date the opinion as of the effective date.

      Please contact Alan Morris at (202) 551-3601 or me at (202)
551-3800 with any other questions.

      					Sincerely,



      					Peggy Fisher
      					Assistant Director

cc.  Corey C. Dufresne (Wilmer Cutler-Boston)
Via FAX (617) 526-5000
Michael R. Davin
Cynosure, Inc.
November 18, 2005
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